EXHIBIT 14
DISCLOSURE AND FINANCIAL ETHICS CODE
In order to codify the ethical standards to which the Board, Chief Financial Officer, other Officers, and certain employees of the Tennessee Valley Authority (“TVA”) adhere, the TVA Board of Directors adopts the following disclosure and financial code of ethics, which shall be applicable to all Officers and Employees, as defined below.
1.	All Officers and Employees shall fully comply with the Standards of Ethical Conduct for Employees of the Executive Branch (5 C.F.R. part 2635) (the “Standards”) and TVA Employment Practice 1, Business Ethics, including but not limited to the requirements to conduct all work-related activities ethically and honestly, avoid actual and apparent conflicts of interest, and place loyalty to the Constitution, laws, and ethical principles above private gain.

2.	Each Officer and Employee shall promptly disclose to the Designated Agency Ethics Official any transaction or relationship that reasonably could be expected to give rise to a conflict of interest or to any violation of the Standards.

3.	Each Officer or Employee shall be responsible for ensuring that all information to be disclosed to the public that he or she prepares or for which he or she is responsible, including that included in or used in the preparation of annual reports, quarterly reports, information statements, and offering circulars, is full, fair, accurate, timely, and understandable. An Officer or Employee shall report to the General Counsel and Chief Financial Officer any instances where he or she believes information under the responsibilities of others is not fully, fairly, accurately, timely, or understandably disclosed.

4.	An Officer or Employee shall not take any action, or cause an action to be taken, to fraudulently influence, coerce, manipulate, or mislead TVA’s external auditor.

5.	Violations and suspected violations of this code shall be reported to the TVA Inspector General. Failure of an Officer or Employee to abide by this code, the Standards, or other applicable ethics laws or standards shall subject such Officer or Employee to the range of disciplinary actions specified in Employment Policy No. 16, Employee Discipline, and, with respect to statutory violations, penalties specified in applicable federal laws.

6.	“Officers and Employees” include those individuals who certify information contained in quarterly reports, annual reports, or information statements or who have responsibility for internal control self-assessments. “An Officer or Employee,” “each Officer or Employee,” or “such Officer or Employee” is used when referring to conduct or responsibilities of individual Officers and Employees.

7.	Any waivers of or changes to provisions of this code with respect to individual Officers or Employees shall be promptly disclosed to the public, subject to the limitations on disclosure imposed by law.